UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

DADA NEXUS LIMITED
(Name of the Issuer)

Dada Nexus Limited
JD.com, Inc.
JD.com Investment Limited
JD Sunflower Investment Limited
JD Sunflower Merger Sub Limited
JD.com International Limited
Windcreek Limited
(Names of Persons Filing Statement)
Ordinary Shares, par value $0.0001 per share*
American Depositary Shares, each representing four (4) Ordinary Shares
(Title of Class of Securities)
23344D 108**
(CUSIP Number)
Dada Nexus Limited 22/F, Oriental Fisherman’s Wharf No. 1088 Yangshupu Road Yangpu District, Shanghai 200082 People’s Republic of China +86 21 3165 7167
JD.com, Inc.
JD.com Investment Limited
JD Sunflower Investment Limited
JD Sunflower Merger Sub Limited
JD.com International Limited
Windcreek Limited
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People’s Republic of China
+86 10 8911 8888

With copies to:
Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740 4700

This statement is filed in connection with (check the appropriate box):
a
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐ The filing of a registration statement under the Securities Act of 1933.

c
☐ A tender offer

d
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*
Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares

**
This CUSIP applies to the American depositary shares, each representing four (4) ordinary shares

INTRODUCTION
This Amendment No.3 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Dada Nexus Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing four (4) Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) JD.com, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“JD”), (c) JD.com Investment Limited, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“JD Investment”), (d) JD Sunflower Investment Limited, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), (e) JD Sunflower Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), (f) JD.com International Limited, a company limited by shares incorporated under the laws of Hong Kong (the “Sponsor”), and (g) Windcreek Limited, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands. This Final Amendment amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Filing Persons on May 8, 2025.
All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. All capitalized terms used in this Final Amendment and not otherwise defined in this Final Amendment have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.
This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.
Item 15   Additional Information
Item 15(c) is hereby amended and supplemented as follows:
On June 10, 2025, at 10:00 a.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at No. 76 Zhichun Road, Haidian District, Beijing, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger required to be registered with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger and the consummation of the transactions contemplated thereby, including the Merger.
On June 16, 2025, the Company and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of June 16, 2025, pursuant to which the Merger became effective on June 16, 2025 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.
The Merger was consummated after each of Parent and Merger Sub waived the closing condition set forth in Section 7.02(c) of the Merger Agreement that holders of no more than twelve percent (12%) of the Shares shall have validly served and not validly withdrawn a notice of dissent pursuant to the Cayman Islands Companies Act.
The consummation of the Merger was financed through cash contribution by the Sponsor in the amount of approximately US$189.9 million.
At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Shares represented by ADSs, was cancelled and ceased to exist in exchange for the right to receive the Per Share Merger Consideration in cash, and each ADS issued and outstanding immediately prior to the Effective Time, together with the Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive the Per ADS Merger Consideration in cash, except for (x) the Excluded Shares and the ADSs representing Excluded Shares, which were cancelled and ceased to exist at the Effective Time without payment of any consideration or distribution therefor, and (y) the Dissenting Shares, which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such Shares in accordance with Section 238 of the Cayman Islands Companies Act.
In addition to the foregoing, at the Effective Time, the Company terminated the Company Share Plans and any relevant award agreements entered into under the Company Share Plans. At the Effective Time, each Company Option that was outstanding immediately prior to the Effective Time, whether or not vested, was cancelled without any cash payment being made in respect thereof because the exercise prices of all such Company Options were greater than the Per Share Merger Consideration.
At the Effective Time, each Company RSU that was (x) vested and outstanding immediately prior to the Effective Time and (y) unvested, outstanding and held by any independent director of the Company immediately prior to the Effective Time, was cancelled in exchange for the right of the holder of such Company RSU to receive cash, without interest and net of any applicable withholding taxes, in the amount equal to the Per Share Merger Consideration for each Share underlying such Company RSU.
At the Effective Time, each Company RSU that was unvested and outstanding immediately prior to the Effective Time (other than those held by the independent directors of the Company) was cancelled in exchange for the right of each holder of such Company RSU to receive a restricted share unit or similar award that entitles that holder to receive such number of Class A ordinary share(s) of JD (rounded down to the nearest whole share) equal to the product obtained by multiplying (x) the number of Shares underlying such unvested Company RSU by (y) the Exchange Ratio, and such newly issued RSUs will be subject to vesting conditions and provisions relating to vesting acceleration (if any) the same as, and other terms and conditions substantially the same as, those that were applicable to such unvested Company RSUs immediately prior to the Effective Time.
As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Select Market (“Nasdaq”), and the Company will cease to be a publicly traded company. The Company has requested Nasdaq to file an application on Form 25 with the SEC to remove the ADSs from listing on Nasdaq and withdraw registration of the Company’s registered securities under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.
Item 16   Exhibits
(a)-(1)	Proxy Statement of the Company dated May 8, 2025 (the “Proxy Statement”).*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.*
(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.*
(a)-(5)	Press Release issued by the Company, dated April 1, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 1, 2025.*
(c)-(1)	Opinion of Kroll, LLC (“Duff & Phelps”), dated April 1, 2025, incorporated herein by reference to Annex C to the Proxy Statement.*
(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated April 1, 2025.*
(d)-(1)	Agreement and Plan of Merger, dated as of April 1, 2025, by and between the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*
(d)-(2)	Limited Guarantee, dated April 1, 2025, by the Sponsor in favor of the Company, incorporated herein by reference to Exhibit 99.12 to Schedule 13D/A jointly filed by JD, JD Investment, Parent and Windcreek Limited with the SEC on April 1, 2025.*
(d)-(3)	Commitment Letter, dated April 1, 2025, by and between the Sponsor and Parent, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by JD, JD Investment, Parent and Windcreek Limited with the SEC on April 1, 2025.*
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.*
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.*
(g)	Not applicable.
107	Calculation of Filing Fee Tables*

*
Previously filed.

EXHIBIT INDEX
(a)-(1)	Proxy Statement of the Company dated May 8, 2025 (the “Proxy Statement”).*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.*
(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.*
(a)-(5)	Press Release issued by the Company, dated April 1, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 1, 2025.*
(c)-(1)	Opinion of Kroll, LLC (“Duff & Phelps”), dated April 1, 2025, incorporated herein by reference to Annex C to the Proxy Statement.*
(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated April 1, 2025.*
(d)-(1)	Agreement and Plan of Merger, dated as of April 1, 2025, by and between the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*
(d)-(2)	Limited Guarantee, dated April 1, 2025, by the Sponsor in favor of the Company, incorporated herein by reference to Exhibit 99.12 to Schedule 13D/A jointly filed by JD, JD Investment, Parent and Windcreek Limited with the SEC on April 1, 2025.*
(d)-(3)	Commitment Letter, dated April 1, 2025, by and between the Sponsor and Parent, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by JD, JD Investment, Parent and Windcreek Limited with the SEC on April 1, 2025.*
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.*
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.*
(g)	Not applicable.
107	Calculation of Filing Fee Tables*

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 16, 2025
DADA NEXUS LIMITED
By:
/s/ Laura Marie Butler

Name:
Laura Marie Butler

Title:
Chairperson of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 16, 2025
JD.COM, INC.
By:
/s/ Sandy Ran Xu

Name:
Sandy Ran Xu

Title:
Director and Chief Executive Officer

JD.COM INVESTMENT LIMITED
By:
/s/ Nani Wang

Name:
Nani Wang

Title:
Director

JD SUNFLOWER INVESTMENT LIMITED
By:
/s/ Nani Wang

Name:
Nani Wang

Title:
Director

JD SUNFLOWER MERGER SUB LIMITED
By:
/s/ Ge Wang

Name:
Ge Wang

Title:
Director

JD.COM INTERNATIONAL LIMITED
By:
/s/ Jianguang Shen

Name:
Jianguang Shen

Title:
Director

WINDCREEK LIMITED
By:
/s/ Nani Wang

Name:
Nani Wang

Title:
Director

[Signature Page to Schedule 13E-3 Transaction Statement]